UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

Mark J. Gentile
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, Delaware 19899
 (302) 651-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Glenn H. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 443,757
8. Shared Voting Power 8,362,032
9. Sole Dispositive Power 443,757
10. Shared Dispositive Power 8,362,032
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,805,789
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.25%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Stephen L. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 693,757
8. Shared Voting Power 8,362,032
9. Sole Dispositive Power 693,757
10. Shared Dispositive Power 8,362,032
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,362,032
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.94%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Lillian Ruth Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,362,032
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,362,032
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,362,032
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 53.97%
14. Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE

This Amendment No. 22 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Perfumania Holdings, Inc. (the “Issuer”), and amends each of (i) the Schedule 13D originally filed June 19, 2003, as amended to date, filed by Stephen L. Nussdorf, Glenn H. Nussdorf and Lillian Ruth Nussdorf and (ii) the Schedule 13D originally filed August 14, 2008, as amended to date, filed by Arlene Nussdorf (together, as so amended, the “Schedule 13D”).  Except as amended hereby, the Schedule 13D remains effective.

Item 2.          Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following information:

This statement is also being filed by MJA Beauty, LLC, a Delaware limited liability company (“New HoldCo”), which is a member of a group with Stephen L. Nussdorf, Glenn H. Nussdorf, Arlene Nussdorf and Lillian Ruth Nussdorf (collectively, the “Nussdorf Family”), with respect to the shares of Common Stock contributed to New HoldCo in connection with the Investment Agreement (as defined in Item 4).

New HoldCo is a holding company without operations formed for the purpose of effecting the transactions contemplated by the Investment Agreement, including facilitating the Reorganization (as defined in Item 4).  The address of New HoldCo’s principal office is 35 Sawgrass Drive, Bellport, New York 11713.  During the last five years, New HoldCo has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding New HoldCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following information:

The members of the Nussdorf Family have used and intend to use personal funds and the outstanding shares of Common Stock they each previously beneficially owned to make their respective investments in New HoldCo.  New HoldCo anticipates using cash contributions from the members of the Nussdorf Family and their respective affiliates and JM-Co Capital Fund, LLC, an affiliate of Rene Garcia (collectively, the “Investor Group”), to make its investment in Reorganized Perfumania (as defined in Item 4) contemplated by the Investment Agreement.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

Each member of the Nussdorf Family has contributed beneficial ownership of all of the outstanding shares of Common Stock previously beneficially owned by them, and JM-Co Capital Fund, LLC has contributed beneficial ownership of 619,751 shares of Common Stock previously beneficially owned by it, to New HoldCo, along with a future cash investment by the Investor Group in the aggregate amount of $14,263,460, in consideration for all of the equity interests in New Holdco.  In connection therewith, as of August 26, 2017, New HoldCo and the individual members of the Investor Group entered into an Investment Agreement (the “Investment Agreement”) with the Issuer pursuant to which New HoldCo has agreed to purchase, for the aggregate amount of $14,263,460, all the equity of the corporation (“Reorganized Perfumania”) that is expected to be the successor to the Issuer following the proposed reorganization (the “Reorganization”) of the Issuer and its subsidiaries (collectively, the “Debtors”) pursuant to a Chapter 11 bankruptcy proceeding as contemplated in the Prepackaged Joint Chapter 11 Plan of Reorganization of Model Reorg Acquisitions, LLC and its Affiliated Debtors and Debtors in Possession (the “Plan of Reorganization”) filed by the Debtors in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on August 26, 2017.  Under the Investment Agreement, this investment made by New HoldCo in Reorganized Perfumania would be funded by the Investor Group’s cash contribution and would be made at the effective time of the Plan of Reorganization.  If implemented, the Plan of Reorganization and the Investment Agreement would result in New HoldCo directly or indirectly holding all of the outstanding equity interests of the restructured Debtors (the “Reorganized Debtors”).

The Plan of Reorganization provides for the cancellation of all of the issued and outstanding shares of Common Stock, including the shares of Common Stock held by New HoldCo, and all other warrants, options or other rights exercisable for shares of Common Stock for no consideration, as of the effective time of the Plan of Reorganization.  However, the Plan of Reorganization would entitle each stockholder of the Issuer as of the effective time of the Plan of Reorganization (other than New HoldCo) to receive a payment of $2.00 for each share of Common Stock held by such stockholder in exchange for the execution of a release discharging any and all claims against certain released parties, including the Debtors, the Reorganized Debtors, the members of the Investor Group and New HoldCo.  Any payments made in connection with such a release under the Plan of Reorganization would be funded by New HoldCo’s equity investment under the Investment Agreement.  If the Reorganization is effected, to the extent stockholders of the Issuer choose not to grant a release under the Plan of Reorganization and accept the consideration to be provided in respect thereof, New HoldCo’s investment in Reorganized Perfumania would be available for other corporate purposes.

The Plan of Reorganization is subject to a number of conditions, including the Issuer’s obtainment of a sufficient asset-based revolving credit facility, the satisfaction or waiver of the conditions to the consummation of New HoldCo’s investment under the Investment Agreement, the adoption of new governing documents of the Reorganized Debtors and the obtainment of other consents, authorizations and approvals as required by applicable law.  In addition, the transactions contemplated by the Investment Agreement will not occur and no investment thereunder will be made by New HoldCo or the Investor Group unless the Plan of Reorganization is confirmed by the Bankruptcy Court pursuant to a confirmation order satisfactory in all material respects to New HoldCo and the Issuer prior to October 31, 2017.  As such, there can be no assurance that there will be any restructuring of any of the Debtors or that stockholders of the Issuer will be able to receive any consideration in respect of their shares of Common Stock or any release of claims or otherwise.  Moreover, in the event that the Reorganization is undertaken, stockholders of the Issuer will not be entitled to receive any consideration in connection therewith unless they provide a release in accordance with the terms of the Plan of Reorganization.

Other than as set forth above, each of the members of the Nussdorf Family and New HoldCo do not have current plans or proposals to acquire or dispose of additional securities of the Issuer, or to change the present board of directors or management of the Debtors.

The foregoing description of the Investment Agreement and of the Plan of Reorganization does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the Plan of Reorganization, which are filed herewith and incorporated herein by reference.

Item 5.          Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following:

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended in their entirety to read as follows:

As of the date hereof, New HoldCo beneficially owns 8,362,032 shares (53.97%) of the Common Stock, for which Glenn H. Nussdorf, Stephen L. Nussdorf, Arlene Nussdorf and Lillian Ruth Nussdorf share voting and dispositive power.

Glenn H. Nussdorf and Stephen L. Nussdorf also each owns, with sole voting and dispositive power, Warrants to purchase 443,757 shares of Common Stock.  Stephen L. Nussdorf also owns, with sole voting and dispositive power, options to purchase 250,000 shares of Common Stock.

Giving effect to the exercise of the options and/or Warrants held by each of Glenn H. Nussdorf and Stephen L. Nussdorf but not the exercise of the outstanding options and/or Warrants held by others, as of the date hereof, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 8,805,789 shares (55.25%) and 9,055,789 shares (55.94%), respectively, of the Common Stock.  As of the date hereof, Arlene Nussdorf and Lillian Ruth Nussdorf each beneficially own 8,362,032 shares (53.97%) of the Common Stock.  The foregoing percentages are based on 15,493,763 shares of Common Stock outstanding as of June 16, 2017, as reported in the Issuer’s Form 10-Q filed on June 19, 2017.

         (c)          On August 25, 2017, Glenn H. Nussdorf, Stephen L. Nussdorf, Arlene Nussdorf, and JM-Co Capital Fund, LLC transferred beneficial ownership of 3,536,129 shares, 2,327,375 shares, 1,745,444 shares and 619,751 shares, respectively, of Common Stock to New HoldCo.  In addition, on August 25, 2017 Lillian Ruth Nussdorf transferred beneficial ownership of 133,333 shares of Common Stock, for which Lillian Ruth Nussdorf and Glenn H. Nussdorf previously shared voting and dispositive power, to New HoldCo.  These transfers, along with separate cash investments by each of Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf in the amount of $4,492,989.90, Lillian Ruth Nussdorf in the amount of $213,951.90 and JM-Co Capital Fund, LLC in the amount of $570,538.40 are being made as contributions to New HoldCo in consideration for each of Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf receiving 31.50% of the equity interests in New HoldCo, Lillian Ruth Nussdorf receiving 1.50% of the equity interests in New HoldCo and JM-Co Capital Fund, LLC receiving 4.00% of the equity interests in New HoldCo.

Item 6.          Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The amendment to Item 4 above is incorporated herein by reference.

Item 7.          Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Investment Agreement, dated as of August 26, 2017, by and among MJA Beauty, LLC, the Members (as defined therein) and Perfumania Holdings, Inc.

Prepackaged Joint Chapter 11 Plan of Reorganization of Model Reorg Acquisitions, LLC and its Affiliated Debtors and Debtors in Possession filed by Perfumania Holdings, Inc. on behalf of itself and its affiliates in the United States Bankruptcy Court for the District of Delaware on August 26, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:	August 29, 2017
By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Glenn H. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Stephen L. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Lillian Ruth Nussdorf
By:	Alfred R. Paliani, attorney-in-fact